Exhibit 99.1

Gemino Healthcare Finance, LLC

and Subsidiary

Consolidated Financial Statements

December 31, 2014 and 2013

Gemino Healthcare Finance, LLC and Subsidiary

Table of Contents

December 31, 2014 and 2013

Independent Auditors’ Report

Board of Managers

Gemino Healthcare Finance, LLC

We have audited the accompanying consolidated financial statements of Gemino Healthcare Finance, LLC and Subsidiary (collectively, the Company), which comprise the consolidated balance sheet as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2014 and the period from September 30, 2013 (Acquisition Date) through December 31, 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gemino Healthcare Finance, LLC and Subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the year ended December 31, 2014 and the period from September 30, 2013 (Acquisition Date) through December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

February 12, 2015

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Balance Sheet

Years Ended December 31, 2014 and 2013

	2014	2013

Assets

Assets
Cash and cash equivalents	$6,339,962	$11,699,705
Loans receivable, net of allowance of $1,147,891 and $988,745, respectively	112,202,058	94,897,563
Accrued interest receivable	884,351	784,679
Deferred financing costs, net	1,010,803	1,093,316
Intangible asset—trade name	2,800,000	2,800,000
Goodwill	5,663,531	5,663,531
Other assets	83,937	88,299
Furniture and equipment, net	39,222	56,284

Total assets	$129,023,864	$117,083,377

Liabilities and Members’ Equity

Liabilities
Advances due under credit facility	$95,000,000	$83,000,000
Accrued dividend payable	466,734	416,465
Accounts payable and accrued expenses	1,239,197	1,234,165

Total liabilities	96,705,931	84,650,630

Members’ Equity
Units, $1,000 par value, issued and outstanding 34,711 and 34,374, respectively	33,725,600	33,375,307
Retained deficit	(1,407,667)	(942,560)

Total members’ equity	32,317,933	32,432,747

Total liabilities and members’ equity	$129,023,864	$117,083,377

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Operations

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

	2014	2013
Interest Income
Interest income on loans	$8,204,737	$2,114,228
Interest expense	(2,839,139)	(700,137)

Net interest income	5,365,598	1,414,091

Provision for Loan Losses	(566,397)	(988,745)

Net interest income after provision for loan losses	4,799,201	425,346

Other Income	2,701,518	830,245

General and Administrative Expenses	(4,511,203)	(1,381,686)

Net income (loss)	$2,989,516	$(126,095)

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Changes in Members’ Equity

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

Balance at September 30, 2013	$34,012,532
Additional capital contributions	361,685
Member expenses paid	(998,910)
Dividends declared	(816,465)
Net loss	(126,095)

Balance at December 31, 2013	32,432,747
Additional capital contributions	350,293
Dividends declared	(3,454,623)
Net income	2,989,516

Balance at December 31, 2014	$32,317,933

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Consolidated Statement of Cash Flows

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

	2014	2013
Cash Flows from Operating Activities
Net income (loss)	$2,989,516	$(126,095)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	27,576	7,336
Amortization of discount on loans	(45,766)	(11,536)
Amortization of deferred origination fees and costs	(164,792)	(10,918)
Amortization of deferred financing costs	255,725	57,543
Provision for loan losses	566,397	988,745
Changes in assets and liabilities:
(Increase) decrease in accrued interest receivable	(99,672)	36,171
Decrease in other assets	4,362	52,370
Increase in deferred origination fees and costs, net	518,225	188,610
Increase in accounts payable and accrued expenses	5,032	750,648

Net cash provided by operating activities	4,056,603	1,932,874

Cash Flows from Investing Activities
Increase in loans receivable, net	(18,178,559)	(161,073)
Purchase of furniture and equipment	(10,514)	(4,787)

Net cash used in investing activities	(18,189,073)	(165,860)

Cash Flows from Financing Activities
Repayments of debt and other payables related to the acquisition	—	(78,355,009)
Net proceeds from credit facility	12,000,000	78,368,082
Financing costs paid and deferred for credit facility	(173,212)	(1,150,859)
Deemed distribution for member expenses paid	—	(998,910)
Dividends paid	(3,404,354)	(400,000)
Proceeds from contributed capital	350,293	361,685

Net cash provided by (used in) financing activities	8,772,727	(2,175,011)

Net decrease in cash and cash equivalents	(5,359,743)	(407,997)

Cash and Cash Equivalents, Beginning	11,699,705	12,107,702

Cash and Cash Equivalents, Ending	$6,339,962	$11,699,705

Supplemental Disclosure of Cash Flow Information
Interest paid	$2,720,187	$1,578,001

Supplemental Disclosure of Non-Cash Financing Information
Conversion of subordinated debt to equity	$—	$52,289

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

1.	Description of Business

Gemino Healthcare Finance, LLC (“Gemino”), a Delaware limited liability company formed in December 2006, is a commercial finance company that originates, underwrites, and manages primarily secured, asset-based loans for small and mid-sized U.S. companies operating in the healthcare industry. Gemino’s loans are primarily in the form of revolving lines of credit, secured by accounts receivable of the borrowers. The accounts receivable serving as collateral are primarily third party obligations from government payers, such as Medicare or Medicaid, and commercial insurers.

In certain cases, Gemino may provide senior term loan financing to qualified borrowers in addition to a revolving line of credit. Senior term loans are typically secured by accounts receivable, all other assets of the borrowers and a pledge of the stock of the borrowers.

Gemino Healthcare Funding, LLC (“Gemino Funding”), is a wholly-owned special purpose limited liability company, that purchases and holds certain eligible loans and related property from Gemino.

Pursuant to a definitive agreement dated September 30, 2013 (Acquisition Date), Solar Senior Capital Ltd., a Maryland corporation (“Solar”), acquired a controlling interest in Gemino. Gemino Management Investment, LLC (“GMI”), whose members include certain management employees of Gemino and who had an interest in Gemino before the transaction, co-invested in the transaction.

On December 31, 2013, Solar contributed all of its limited liability company interests in Gemino to Gemino Senior Secured Healthcare LLC (“Gemino Senior”), a holding company that was formed as a limited liability company under the laws of the State of Delaware in December 2013 for the purpose of holding the controlling interest of Gemino. Solar is the sole member of Gemino Senior. This change in legal ownership had no accounting or reporting impact on Gemino.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Gemino and Gemino Funding (collectively, the “Company”). All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for loan loss represents an estimate that is particularly susceptible to material change.

Cash and Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

Loans Receivable and Income Recognition

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances less the allowance for loan loss and any deferred fees or costs.

Commitment terms of the Company’s financing agreements generally range from two to five years with interest charged on a floating rate basis. Funding under revolving loan commitments is subject to the Company’s estimation of the accounts receivable pledged as collateral.

Income on loans receivable is recognized using the simple interest method. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and/or in the process of collection. Typically, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Loans are returned to accrual status when all principal and interest amounts contractually due are reasonably assured.

Revolving loan origination fees and costs are deferred and amortized on a straight-line basis over the terms of the related loan commitments as an adjustment to interest income on loans. Term loan origination fees are deferred and amortized using either the effective interest method or the straight-line method over the life of the loan. The straight-line method may be used for term loan facilities when it approximates the effective interest method. Other fees, such as collateral monitoring fees, unused balance fees and collateral examination fees, are recognized when the services are provided. Termination fees are recognized when a loan is terminated. These other fees are included in other income.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Loans are evaluated for impairment by the Company based on ongoing analysis of the borrower’s repayment capacity, the value of the collateral support and the strength of any guarantees. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Allowance for Loan Loss

The allowance for loan loss represents the Company’s recognition of the assumed risks of extending credit. The allowance is maintained at a level considered adequate to provide for probable losses inherent in the loan portfolio. Management establishes a general portfolio reserve for unimpaired loans based on various factors including historical loss experience, the overall credit quality of the loan portfolio, economic trends and conditions and the regulatory environment.

The overall credit quality of the Company’s borrowers is reflected in the individual and weighted average credit risk ratings of the loans in the portfolio. Credit risk ratings for each borrower are established based on a number of qualitative and quantitative factors including an assessment of management and strategy, historical and projected repayment capacity, collateral coverage and performance, financial condition and sponsorship, strength of guarantees and any contingencies.

Specific allowances for loan losses on impaired loans are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

underlying collateral, if the loan is collateral-dependent combined with the strength of any guarantee arrangements. Specific allowances are recorded when management deems the loan to be permanently impaired.

Loans are charged off when collection is sufficiently questionable and when the Company can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge off when, after thorough analysis, all possible sources of collection are determined to be insufficient to repay the loan. These include impairment of potential future cash flow, value of collateral and/or financial strength of guarantors.

Goodwill and Intangible Asset

Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. Intangible asset—trade name has an indefinite life. Goodwill and intangible asset—trade name arose from the acquisition of the Company on September 30, 2013 (Note 3).

The Company is required to assess its goodwill and indefinite-lived intangible asset for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred. The Company performs its annual impairment assessment on the last day of the year.

The Company assesses its indefinite-lived intangible asset for impairment by comparing the carrying value of the asset to its fair value, and assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. The fair values of intangible asset—trade name and the Company are estimated using the present value of expected future cash flows. If the fair value is less than the carrying value, an impairment loss would be recorded. For the year ended December 31, 2014 and the period ended December 31, 2013, there was no impairment.

Furniture and Equipment

Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives.

Deferred Financing Costs

The Company incurred and capitalized $173,212 and $1,150,859 in 2014 and 2013, in connection with its credit facility (Note 7). These costs are being amortized on a straight-line basis over the life of the agreement as an adjustment to interest expense.

Income Taxes

The Company is not subject to federal or state income taxes. Members of the Company have elected to report the taxable income or loss on their individual tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more likely than not, based on the technical merits, that the tax position will be realized or

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

sustained upon examination. The term more-likely-than-not means a likelihood or more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. The Company files both federal and state income tax returns; Gemino Funding is a disregarded entity for tax purposes. The Company is no longer subject to examination by taxing authorities for the years before January 1, 2011.

3.	Business Acquisition

In connection with a Unit Purchase Agreement dated September 30, 2013, Solar and GMI (together, “Buyers”) acquired all of the equity interests in Gemino from its selling members (“Seller”). The total consideration for the acquisition was $38,592,161, which was financed by $4,599,568 of Company debt and from Buyers’ contributed capital.

The Company has applied push down accounting and recognized the assets acquired, including identifiable intangible assets, and liabilities assumed in the acquisition at their respective fair values. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The allocation of the purchase consideration to the assets acquired and liabilities assumed at the date of acquisition is as follows:

Consideration	$38,592,161

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	12,107,702
Loans receivable	95,891,391
Accrued interest receivable	820,850
Other assets	140,669
Furniture and equipment	58,833
Trade name	2,800,000
Account payable and accrued expenses	(2,260,277)
Debt	(76,630,538)

Total identifiable net assets	32,928,630

Goodwill	$5,663,531

The fair value of loans receivable, which includes secured revolving lines of credit and term loans of approximately $95,972,000, was determined based on an independent valuation that considered industry risk, and the interest rate, liquidity, credit and event risks of each loan. The valuation resulted in a discount of approximately $81,000 from par as of the acquisition date.

The fair value of trade name is based on an independent valuation that considers brand recognition and uses a relief from royalty method, which is an income approach. That measure is based on significant inputs not observable in the market. The trade name asset has an indefinite useful life.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

Goodwill of $5,663,531 was recorded in connection with the acquisition, which is not deductible for tax purposes.

4.	Loans Receivable

The following table shows loans receivable, net as of December 31, 2014 and 2013:

	2014	2013
Revolving loans receivable	$103,428,730	$85,523,989
Term loans receivable	10,476,042	10,609,475

Total loans receivable	113,904,772	96,133,464

Less allowance for loan losses	(1,147,891)	(988,745)
Less deferred origination fees and costs, net	(531,125)	(177,692)
Less discount on loans, net	(23,698)	(69,464)

Loans receivable, net	$112,202,058	$94,897,563

5.	Allowance for Loan Losses and Recorded Investment in Loans Receivables

The following table summarizes the activity in the allowance for loan losses by loan class for the respective periods ended December 31, 2014 and 2013:

	Beginning Balance	Charge-Offs	Recoveries	Provisions	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment

	Allowance for Loan Losses - December 31, 2014
Revolving loans	$879,625	$(407,251)	$—	$570,757	$1,043,131	$—	$1,043,131
Term loans	109,120	—	—	(4,360)	104,760	—	104,760

	$988,745	$(407,251)	$—	$566,397	$1,147,891	$—	$1,147,891

	Allowance for Loan Losses - December 31, 2013
Revolving loans	$—	$—	$—	$879,625	$879,625	$—	$879,625
Term loans	—	—	—	109,120	109,120	—	109,120

	$—	$—	$—	$988,745	$988,745	$—	$988,745

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

The following table summarizes the activity in the recorded investment in loans receivable by loan class at December 31, 2014 and 2013:

	Ending Balance	Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment

	Loans Receivables - December 31, 2014
Revolving loans	$103,428,730	$127,392	$103,301,338
Term loans	10,476,042	—	10,476,042

Total	$113,904,772	$127,392	$113,777,380

	Loans Receivables - December 31, 2013
Revolving loans	$85,523,989	$—	$85,523,989
Term loans	10,609,475	—	10,609,475

Total	$96,133,464	$—	$96,133,464

As of December 31, 2014, there was a single non-accrual loan with a balance of $127,392. The loan is deemed to be impaired. The loan is fully collateralized and does not have a specific allowance against it.

Credit Quality Indicators

The following table summarizes the loan portfolio by the Company’s internal credit rating (scale: 1 to 7) as of December 31, 2014 and 2013: Loans with a rating of 4 or better generally pose minimal risk to the Company as they exhibit, among other things, one or more of the following attributes: (1) well-secured collateral position; (2) satisfactory cash flows; and (3) history of timely payment of debt obligations. Loans credit rated below 4 are considered “Watchlist” loans; an overall degree of risk exists such that management’s review is warranted each quarter.

	December 31, 2014
	Revolving Loans	Term Loans

Rated 4 or better	$96,608,941	$10,476,042
Rated 5	6,692,397	—
Rated 6	127,392	—

Total	$103,428,730	$10,476,042

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

	December 31, 2013
	Revolving Loans	Term Loans

Rated 4 or better	$77,900,445	$9,909,475
Rated 5	6,106,291	700,000
Rated 6	1,517,253	—

Total	$85,523,989	$10,609,475

6.	Furniture and Equipment

Furniture and equipment are comprised of the following at December 31, 2014 and 2013:

	2014	2013
Computer software and equipment	$48,838	$38,324
Furniture and fixtures	13,270	13,270
Leasehold improvement	12,026	12,026

Total	74,134	63,620

Less accumulated depreciation	(34,912)	(7,336)

Furniture and equipment, net	$39,222	$56,284

Depreciation expense was $27,576 and $7,336 for the year ended December 31, 2014 and the period ended December 31, 2013, respectively.

7.	Debt

The Company entered into a four-year $100,000,000 secured revolving credit facility in September 2013, which is expandable to $150,000,000 under an accordion feature. In March 2014 and June 2014, the credit facility was expanded to $105,000,000 and $110,000,000, respectively. The credit facility matures September 2017 and may be extended upon agreement by all parties. Under the terms of the credit facility, Gemino and Gemino Funding, as applicable, have made certain customary representations and warranties, and are required to comply with various covenants, including financial and reporting requirements and other customary conditions for similar credit facilities. The credit facility also includes customary events of default for credit facilities of this nature.

Under the terms of the credit facility, the lender has agreed to make advances to Gemino Funding, as the issuer, to enable it to purchase eligible loans from Gemino, as the originator and servicer. At December 31, 2014 and 2013, the advances due under the credit facility amounted to $95,000,000 and $83,000,000, respectively. Gemino Funding pledged approximately $119,574,000 and $100,494,000 of eligible loans and related security at December 31, 2014 and 2013, respectively.

Interest on the credit facility accrues at a variable rate per annum of one-month LIBOR plus 2.75% (2.92% at December 31, 2014 and 2013, respectively), payable monthly. The Company also pays customary loan fees for the credit facility.

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

8.	Commitments and Concentrations

At December 31, 2014 and 2013, the Company has committed facilities to its borrowers totaling approximately $204,926,000 and $170,559,000, respectively, of which approximately $91,021,000 and $74,426,000, respectively was unused. Borrowers may borrow up to the lesser of (i) the committed facility or (ii) the underlying collateral value multiplied by the advance rate. Of the $91,021,000 and $74,426,000 unused committed facility amounts at December 31, 2014 and 2013, borrowers could borrow up to approximately $27,811,000 and $15,626,000, respectively.

At December 31, 2014, the Company had one loan approximating 13% of the total loans receivable. No other loans exceeded 10% of total loans receivable at either December 31, 2014 or 2013, respectively.

9.	Lease Commitments

The Company leases its headquarters, regional sales offices and equipment under non-cancelable operating leases, which expire at various dates through 2016. As of December 31, 2014, future lease payments under non-cancelable operating leases, are as follows:

Years ending December 31:
2015	$148,595
2016	13,729

Total	$162,324

Total rent expense for all leases amounted to approximately $147,000 and $43,000 for the year ended December 31, 2014 and the period ended December 31, 2013, respectively.

10.	401(k) Savings Plan

The Company has a savings incentive plan covering substantially all employees of the Company. Contributions are currently made by the Company in an amount equal to 100% of the first 5% of employee contributions after the employee has completed three months of continued employment. The Company’s contribution for the year ended December 31, 2014 and the period ended December 31, 2013 was approximately $131,000 and $25,000, respectively.

11.	Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (“LTIP Plan”) that provides for an annual bonus pool to employees based on the Company achieving certain performance criteria. For the year ended December 31, 2014 and the period ended December 31, 2013, the Company has expensed $-0- and $42,000 for the LTIP pool, respectively.

12.	Fair Value Disclosure

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. The estimated fair value amounts have been measured as of the Company’s year-end and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to that date. As such, the estimated fair value of these consolidated financial instruments subsequent to the reporting date may be different than the amounts

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

reported at year-end. These estimates are subjective in nature and include uncertainties and matters of significant judgment and, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments as of December 31, 2014 and 2013:

Cash and cash equivalents – The carrying value approximates fair value for cash and cash equivalents.

Loan receivables, net – Fair values for loans are estimated using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable, accrued interest payable - Due to the short-term nature of these amounts, their carrying amounts approximate fair value.

Advances due under credit facility – The fair value of the notes payable is determined from market sources based on current interest rates at the balance sheet date for borrowers with similar credit ratings as the Company.

The estimated fair values of the Company’s financial instruments as of December 31, 2014 and 2013 are as follows:

	2014
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$6,339,962	$6,339,962
Loan receivables, net	112,202,085	112,756,881
Accrued interest receivable	884,351	884,351

Financial liabilities:
Notes payable	95,000,000	95,000,000
Accrued interest payable	251,891	251,891

	2013
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$11,699,705	$11,699,705
Loan receivables, net	94,897,563	95,144,719
Accrued interest receivable	784,679	784,679

Financial liabilities:
Advances due under Credit Facility	83,000,000	83,000,000
Accrued interest payable	215,452	215,452

13.	Contingencies

In August 2012, the Company agreed to indemnify the buyer of a distressed business to which the Company had provided a loan. The agreement provides an indemnification up to $4.5 million for acts of gross negligence or willful misconduct by the prior operators of the business, which has no expiration. The Seller has agreed to indemnify the Company for any related losses. The Company believes it is unlikely that any

Gemino Healthcare Finance, LLC and Subsidiary

Notes to Consolidated Financial Statements

Year Ended December 31, 2014 and the Period September 30, 2013 (Acquisition Date)

through December 31, 2013

claims will be made by the buyer and, therefore, no liability has been recorded for this contingency. In the event the Company’s assumptions used to evaluate this matter change in future periods, it may be required to record a liability to reflect a potential adverse outcome.

14.	Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through February 12, 2015, which was the date the consolidated financial statements were available to be issued.